Mr. Howard Efron
Securities and Exchange Commission
October 9, 2007

Mail Stop 4561
October 9, 2007
Mr. Howard Efron
Staff Accountant
Securities and Exchange Commission
100 F Street, N. E.
Washington, DC 20549

Re:	Online Resources Corporation
Form 10-K for the fiscal year ended December 31, 2006
Comment Letter dated June 14, 2007
Response Letter dated July 13, 2007
Comment Letter dated August 22, 2007
File No. 0-26123
Dear Mr. Efron:
Thank you for your recent comment letter regarding our Form 10-K for the year ended December 31, 2006. We appreciate you assistance in maintaining compliance with the applicable disclosure requirements and in enhancing the overall disclosure in our filing. We have included our responses to your comments below. If you have any questions, please fee free to contact me at the telephone number listed at the end of this letter.
COMMENT:
1.	We note your response to comment number 3. Please clarify to us your revenue recognition policy regarding your contracts which have multiple deliverables, cash flow streams, and revenue attribution methods but have deemed to be a single unit of accounting under ETIF 00-21. Specifically, it appears that you have used a different revenue attribution method for each deliverable and cash flow stream. For instance, you defer and amortize implementation services and new user registration fees over the contract period while you recognize service fees in the month of service for relationship marketing programs, monthly user and transaction fees. Please tell us how your current revenue recognition method complies with ETIF 00-21as it would appear that only one revenue attribution method should be used for each unit of accounting.
RESPONSE:

Mr. Howard Efron
Securities and Exchange Commission
October 9, 2007

We provide online account presentation and billpayment services to banks, credit unions and billers and invoice our clients on a monthly basis as they use these services. The monthly service fees we charge are most often based upon the client’s number of users or transactions during a given month. In some circumstances, we bill a fixed monthly fee for the monthly services we provide. In addition to monthly service fees, we may receive an up-front implementation fee to install a new client on our systems. We may also receive new user set-up fees to create payment delivery instructions for the end users of those clients. For contracts where we do not receive up-front implementation fees and/or new user set-up fees, we generally charge higher recurring user, transaction or fixed monthly fees.
We have a long history of providing these services and our clients consistently generate increasing revenue for us over the terms of their contracts as they add additional users to our systems. We view the monthly online account presentation and billpayment services we provide, along with the related client implementation and new user set-up work that is necessary to provide these services, as a single offering and we believe these multiple deliverables should be accounted for under a single unit of accounting. Independently, we also provide ala carte services, which are almost always negotiated subsequent to the initial contract. These services are billed on an hourly or separate fixed fee basis. We have concluded that these services represent a separate unit of accounting under EITF 00-21.
We recognize revenue on our monthly services in the month in which they are provided. This includes per user and per transaction fees, which may vary from month to month based on the number of users or transactions handled by our systems, or a fixed monthly fee for clients and services priced in that manner. This results in revenue being recognized on a proportionate performance method over the term of the contract.
We defer both implementation and new user fees along with the associated costs of performing that work. Implementation fees and costs have been recognized on a straight-line basis over the contract period. New user set-up fees have been recognized on a straight-line basis over the remaining term of the contract.
Monthly service fees make up approximately 95% of our revenue, with ala carte offerings representing less than 5% and combined implementation and new user set-up fees representing less than 1%. With the exception of volume-related discounts, monthly per user and per transaction fees are fixed. Even in the case of volume-related discounts, existing users and transactions are always priced at the client’s base rate with only incremental users or transactions are eligible for the next discount tier. There are no retroactive volume discounts.
We have a long history of providing these services and our monthly service fee revenue for each client has steadily and consistently increased over their contract term due to increases in user and/or transaction volumes. Industry analysts studying our business sector all forecast this trend to continue for the foreseeable future.

Mr. Howard Efron
Securities and Exchange Commission
October 9, 2007

We try to charge implementation fees to encourage our clients to meet project timeframes. We also see both implementation and new user set-up fees as a way to accelerate the cash flow we get from a client contract, helping to defray the up front costs of performing particularly the implementation work. On a net basis, implementation fees are usually priced to achieve break-even or a small loss after considering the cost of the associated work, and are not considered a profit center under our business model.
Though we have a single unit of accounting, we have chosen to amortize these deferred implementation fees over the life of the contract (generally 3 to 5 years) and have used the straight line method primarily for simplicity. This method approximates the proportionate performance method based upon our consistent growth rates over time. We have analyzed the amortization of our deferred implementation and new user set up fees, and the related deferred costs, both on a straight line basis and on a proportionate performance method. The difference between the two methods was determined to be immaterial to the balance sheet, revenue and net income. We performed an evaluation of the impact of these differences in accordance with Staff Accounting Bulletin 99 and have concluded that the differences are immaterial for all periods presented.
COMMENT:
2.	We note your response to prior comment 7. We also note that you recently disclosed in your filing on Form 12b-25 dated August 10, 2007 that you were evaluating the accounting treatment for an embedded derivative in your Series A-1 preferred stock. Please identify the specific feature that you were reevaluating and tell us how your reevaluation affects the response previously provided to us regarding the accounting treatment of these securities.
RESPONSE:
In July 2006, we sold Series A-1 preferred stock as a part of the financing of an acquisition. The terms of that instrument require that we accrue dividends on the face value of the shares and that we accrue interest on the accrued, but unpaid dividends. The interest rate will vary based upon an observed money market index. We have determined that the accrued interest represents an embedded derivative and have bifurcated the estimated fair value of this liability from the host instrument.
Subsequent to the filing of our Form 10-K for calendar year 2006, we changed audit firms from Ernst & Young to KPMG. KPMG’s review of this instrument prompted us to reconsider the method by which the initial value of the embedded derivative is defined. We filed the Form 12b-25(b) to allow us additional time to evaluate the method used to value the derivative that was bifurcated from our Series A-1 preferred stock.
The component of our preferred stock that we are currently reviewing is the interest charge levied against the stated dividend of the preferred stock security. The interest charge was

Mr. Howard Efron
Securities and Exchange Commission
October 9, 2007

placed in the security to allow preferred shareholders to realize a compounding effect on the preferred dividends since the dividends are only payable upon conversion or redemption. This interest component was identified as an embedded derivative and bifurcated. The two methods we are currently evaluating both recognize this feature as a bifurcated embedded derivative; however, they differ in its initial valuation. The original method identified the right to receive interest on the accrued but unpaid dividends as the embedded derivative. The method which we have subsequently evaluated defines the embedded derivative as a swap between a presumed fixed interest rate and the variable rate.
Our previous auditor, Ernst & Young, maintains their position that the accounting treatment applied in the periods they audited is acceptable and supportable. Ernst & Young also accepts that the embedded derivative could alternatively be defined as a forward swap. Under DIG Issue B-20, the swap arrangement would have no value on the issue date and result in a different fair value than the original method at each balance sheet date.
Our accounting treatment related to this instrument has not changed since our latest disclosures in our periodic filings. However, we are continuing our review of the identified alternatives and expect that we will alter our accounting treatment prior to year end.
We have analyzed the potential impacts to our balance sheets and income statements of changing methodologies considering Staff Accounting Bulletin 99. Based on this analysis, we and Ernst & Young have concluded that any differences arising under the different definitions for the initial value of the embedded derivative would be immaterial to the fiscal 2006 period, the first period for which this instrument was in place. We and KPMG have concluded that any differences arising under the different definitions for the initial value of the embedded derivative would be immaterial to the quarters ended March 31, 2007 and June 30, 2007, and to the period in which the change might be made.
Any change that might occur in subsequent periods, including the cumulative catch up, would consist of a balance sheet re-class between liabilities and the preferred security and an adjustment to preferred stock accretion and interest expense in the period in which the adjustment was made. Our disclosures will also be updated to reflect any change we make to our accounting.
You may contact me at 703-653-3155 if you have questions regarding our responses to your comments on the financial statements and related matters.

Sincerely,
/s/ Catherine Graham

Catherine Graham
Chief Financial Officer